UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                          Global Med Technologies, Inc.
                 ---------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $.01 per share
                 ---------------------------------------------
                         (Title of class of securities)

                                    37935E101
                 ---------------------------------------------
                                 (CUSIP number)

                                November 11, 2003
                 ---------------------------------------------

             (Date of Event which requires filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               [ ] Rule 13d-1 (b)
                               [X] Rule 13d-1 (c)
                               [ ] Rule 13d-1 (d)

---------------------------                  -----------------------------------
CUSIP No. 37935E101              13G                    Page 2 of 8 Pages
---------------------------                  -----------------------------------


-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Futuristic Image Builder Ltd
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                                       (b) [_]

-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION
         Singapore

---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
SHARES                              3,050,000
BENEFICIALLY                 ------ --------------------------------------------
OWNED BY                            SHARED VOTING POWER
EACH                         6      0
REPORTING                    ------ --------------------------------------------
PERSON WITH                         SOLE DISPOSITIVE POWER
                             7      3,050,000
                             ------ --------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8      0
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,050,000

-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    [_]
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         12.4%

-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                  Global Med Technologies. Inc. (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is 12600 West Colfax, Suite C-420, Lakewood, Colorado 80215.

Item 2(a).        Name of Person Filing:

                  Futuristic Image Builder Ltd (the "Reporting Person").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The Reporting Person's principal business address is 34 Woodlands Industrial Park E1 Singapore 757747.

Item 2(c).        Citizenship:

                  The citizenship or place of organization of the Reporting Person is set forth on the applicable cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is common stock, par value $.01 per share (the "Common Stock").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on each cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a)   [_] Broker or dealer registered under Section 15 of
                            the Exchange Act;

                  (b)   [_] Bank as defined in Section 3(a)(6) of the Exchange
                            Act;

                  (c)   [_] Insurance company as defined in Section 3(a)(19) of
                            the Exchange Act;

                  (d)   [_] Investment company registered under Section 8 of the
                            Investment Company Act of 1940;

                  (e)   [_] An investment adviser in accordance with Rule 13d-1
                            (b)(1)(ii)(E);

                  (f)   [_] An employee benefit plan or endowment fund in
                            accordance with Rule 13d-1 (b)(1)(ii)(F);

                  (g)   [_] A parent holding company or control person in
                            accordance with Rule 13d-1 (b)(1)(ii)(G);

                  (h)   [_] A savings association as defined in Section 3(b) of
                            the Federal Deposit Insurance Act;

                  (i)   [_] A church plan that is excluded from the definition
                            of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

                  (j)   [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1 (c), check this box. [X]

Item 4.           Ownership.

                  (a)  Amount beneficially owned:

                       The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

                  (b)  Percent of class:

                       The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

                  (c)  Number of shares as to which such person has:

                       (i)   Sole power to vote or to direct the vote:

                             The Reporting Person has the power to vote or direct the vote of the Common Stock as set forth on the cover page.

                       (ii)  Shared power to vote or to direct the vote:

                             None.

                       (iii) Sole power to dispose or to direct the disposition
                             of:

                             The Reporting Person has the power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

                       (iv) Shared power to dispose or to direct the disposition of:

                             None.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  By signing below I certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 21, 2003


                                          FUTURISTIC IMAGE BUILDER LTD


                                             /s/ Yak Huat Teo
                                          ------------------------------
                                          By:    Yak Huat Teo
                                          Title: Regional Financial Controller